UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 8-K
________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 6, 2024
________________________
MATTERPORT, INC.
(Exact name of registrant as specified in its charter)
________________________

Delaware	001-39790	85-1695048
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
352 East Java Drive
Sunnyvale, CA 94089
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (650) 641-2241
N/A
(Former name or former address, if changed since last report.)
________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	MTTR	The Nasdaq Global Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.    Results of Operations and Financial Condition.
On August 6, 2024, Matterport, Inc. (the “Company”) issued a press release announcing its financial and operational results for the second quarter of 2024. A copy of the press release is furnished as Exhibit 99.1 hereto.
The information furnished pursuant to this Item 2.02 and Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.
Item 7.01.    Regulation FD Disclosure.
The information set forth under Item 2.02 is incorporated herein by reference.

Item 9.01.    Financial Statement and Exhibits.
(d)List of Exhibits.

Exhibit No.	Description

99.1	Press release dated August 06, 2024 of Matterport, Inc.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Matterport, Inc.

Date: August 6, 2024	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer

Exhibit 99.1
Matterport Announces Second Quarter 2024 Financial Results
•Annualized Recurring Revenue hits record $96.6 million, up 16% year-over-year
•Cash used in operating activities for the first half of 2024 improved 64% year-over-year
•Total subscribers grew to 1.06 million, up 28% year-over-year
•Square feet under management reached 44.0 billion, up 33% from prior year
SUNNYVALE, Calif. — August 6, 2024 — Matterport, Inc. (Nasdaq: MTTR) (“Matterport” or the “Company”), the leading spatial data company driving the digital transformation of the built world, today announced financial results for the quarter ended June 30, 2024.
“I'm pleased to announce our second quarter 2024 results, which underscore our ongoing success in driving efficient growth,” said RJ Pittman, Chairman and CEO of Matterport. “Subscription revenue increased by 16% year-over-year, reaching a record $24.2 million, and now accounts for over 57% of our total revenue. This growth highlights our strategic focus on expanding the recurring subscription revenue within our business,” Pittman added. “Q2 was marked by bold product innovation as we continue to develop new products and deliver exceptional value to our customers. Our latest AI initiative, Project Genesis, along with our spatial data-driven efforts like Property Intelligence from our Q1 Winter Release, have been well received by customers and partners. We are actively developing the future of the digital twin and look forward to unveiling more breakthroughs in our Fall Release later this year.”
“Our second quarter results represent continued revenue growth and improvements in Non-GAAP net loss per share year-over-year. Steady subscription revenue growth, gross margin expansion, and continued operating expense discipline drove our non-GAAP loss per share to $0.02, which is a 71% year-on-year improvement. These results underscore our steadfast commitment to profitability and highlight the significant progress we are making in transforming the industry. As we continue to drive the adoption of Matterport digital twins, we are not just experiencing growth; we are shaping a future where digital transformation empowers our customers and redefines the built world,” said JD Fay, Chief Financial Officer of Matterport.
Also today, Matterport released the company’s third Environmental, Social, and Governance report assessing the impact of Matterport’s products and programs toward driving sustainable and equitable outcomes. More information can be found on the company’s website at https://matterport.com/esg.
Second Quarter 2024 Financial Highlights
•Square feet under management hit 44.0 billion, up 33% year-over-year
•Spaces under management reached 13.0 million, up 24% year-over-year
•Total subscribers reached 1.06 million, up 28% year-over-year
•Subscription revenue of $24.2 million, up 16% year-over-year
•Annualized Recurring Revenue (ARR) was $96.6 million
•Total revenue was $42.2 million
•Net loss of $0.45 per share, and Non-GAAP net loss of $0.02 per share, which is a 71% improvement year-over-year
•Cash used in operating activities was $11.8 million for the first half of 2024, a 64% improvement year-over-year

Recent Business Highlights
•Announced the acquisition of Matterport by CoStar Group. CoStar Group will acquire all outstanding shares of Matterport in a cash and stock transaction valued at $5.50 per share, representing an equity value of approximately $2.1 billion and an enterprise value of approximately $1.6 billion based on the closing price for CoStar Group common stock on April 19, 2024. Under the terms and subject to the conditions of the agreement, Matterport stockholders will receive $2.75 in cash and $2.75 in shares of CoStar Group common stock for each share of Matterport common stock.
•Announced the launch of avoided emissions reporting for select enterprise customers, measuring the emissions savings associated with the use of Matterport’s digital twin platform. Developed with independent carbon accounting experts, the reports enable enterprise customers to understand the impact of emissions avoided by collaborating remotely instead of traveling to inspect facilities onsite.
•Announced that Crunch Fitness, one of the largest fitness companies in North America with more than 450 gym locations globally, will use Matterport’s digital twin and photography services to ensure brand consistency across marketing materials for its U.S. franchise locations.
•Announced that BMO (NYSE: BMO), the eighth largest bank in North America by assets, has leveraged Matterport’s digital twin platform to streamline site visits across its physical footprint for multiple areas of the bank. BMO utilized Matterport’s Capture Services, a global network of expert capture technicians, to swiftly generate 3D digital twins of each acquired Bank of the West location, including floor plans. In three months, BMO digitally captured all 503 branches, saving costs for travel and site visits, and approximately 6,000 hours of equivalent survey work.
•Announced a partnership with FBS, the leading innovator of Multiple Listing Service (MLS) technology and owner of the Flexmls platform. FBS represents up to 150 MLSs across the US and offers a comprehensive real estate technology platform that includes the FlexmlsⓇ system. The relationship enables Flexmls users to easily upload their Matterport digital twins, and autofill dimensional data from those twins directly into the Flexmls platform with just one click. Flexmls users will also gain efficiency through the seamless upload of Matterport media, including photos, floor plans, and videos.
•Announced the achievement of Amazon WebServices (AWS) IoT Competency status. This designation underscores Matterport's pivotal role and expertise in innovative Internet of Things (IoT) technologies, empowering customers to leverage AWS for IoT and achieve their cloud transformation goals. Achieving this milestone differentiates Matterport as an AWS Partner Network member, providing software designed to help enterprises adopt, develop, and deploy complex IoT-enabled digital twin projects on AWS.
•Announced that Miho Technos Co., Ltd., a leading general contractor in Tottori Prefecture in Japan, has introduced Matterport's digital twin and BIM solutions, and uses status surveys, recordkeeping, surveying and dimensional measurements. Since the introduction, Matterport is used in nearly all of the company's renovation projects.

Transaction with CoStar Group, Inc.
Given the pending acquisition of Matterport by CoStar Group, Inc. that was announced on April 22, 2024, Matterport will not be holding a conference call or live webcast to discuss Matterport’s quarterly financial results. Also, in light of the pending transaction, the Company had previously suspended its financial guidance for the full fiscal year 2024 and will not be providing financial guidance for the upcoming fiscal quarter. At a special meeting of stockholders held on July 26, 2024, Matterport stockholders approved the transaction with CoStar Group, Inc. The completion of the transaction remains subject to the expiration or termination of the waiting period imposed by the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of the other closing conditions specified in Matterport’s agreement with CoStar Group, Inc.

Non-GAAP Financial Information
Matterport has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). We believe that the presentation of non-GAAP financial information provides important supplemental information to management and investors regarding financial and business trends relating to Matterport’s financial condition and results of operations.
The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For further information regarding these non-GAAP measures, including the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, please refer to the financial tables below.
Non-GAAP Net Loss and Non-GAAP Net Loss Per Share, Basic and Diluted. Matterport defines non-GAAP net loss as net loss, adjusted to exclude stock-based compensation-related charges (including share-based payroll tax expense), fair value change of warrants liability, amortization of acquired intangible assets, litigation expense, and acquisition-related transaction costs, in order to provide investors and management with greater visibility to the underlying performance of Matterport’s recurring core business operations. We define non-GAAP net loss per share, as non-GAAP net loss divided by the weighted-average shares outstanding, which includes the dilutive effect of potentially diluted common stock equivalents outstanding during the period if any.
About Matterport
Matterport, Inc. (Nasdaq: MTTR) is leading the digital transformation of the built world. Our groundbreaking spatial data platform turns buildings into data to make nearly every space more valuable and accessible. Millions of buildings in more than 177 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.
©2024 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.
Investor Contact:
ir@matterport.com
Media Contact:
press@matterport.com

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).
Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction with CoStar Group, Inc. (the “proposed transaction”) within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals, including as a result of an inability to comply promptly with the second request or to satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s success in defending or appealing any pending or future litigation, claims or demands; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

MATTERPORT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue:
Subscription	$24,155	$20,895	$48,170	$40,769
Services	10,881	10,684	19,984	19,388
Product	7,180	7,988	13,934	17,404
Total revenue	42,216	39,567	82,088	77,561
Costs of revenue:
Subscription	8,245	7,235	15,888	14,197
Services	7,928	8,009	14,303	14,253
Product	6,663	8,360	12,925	16,736
Total costs of revenue	22,836	23,604	43,116	45,186
Gross profit	19,380	15,963	38,972	32,375
Operating expenses:
Research and development	15,360	18,861	30,260	37,134
Selling, general, and administrative	54,129	56,008	99,605	110,941
Litigation expense	95,000	—	95,000	—
Total operating expenses	164,489	74,869	224,865	148,075
Loss from operations	(145,109)	(58,906)	(185,893)	(115,700)
Other income (expense):
Interest income	2,623	1,481	4,887	2,952
Change in fair value of warrants liability	(944)	(171)	(1,064)	51
Other income	1,898	1,223	4,451	2,406
Total other income	3,577	2,533	8,274	5,409
Loss before provision for income taxes	(141,532)	(56,373)	(177,619)	(110,291)
Provision for income taxes	54	163	95	87
Net loss	$(141,586)	$(56,536)	$(177,714)	$(110,378)
Net loss per share, basic and diluted	$(0.45)	$(0.19)	$(0.56)	$(0.37)
Weighted-average shares used in per share calculation, basic and diluted	316,801	298,096	314,905	295,599

MATTERPORT INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$126,284	$82,902
Short-term investments	237,852	305,264
Accounts receivable, net	17,261	16,925
Inventories	8,765	9,115
Prepaid expenses and other current assets	8,135	8,635
Total current assets	398,297	422,841
Property and equipment, net	31,060	32,471
Operating lease right-of-use assets	360	625
Long-term investments	47,191	34,834
Goodwill	69,593	69,593
Intangible assets, net	8,235	9,120
Other assets	7,655	7,671
Total assets	$562,391	$577,155
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,672	$7,586
Deferred revenue	27,328	23,294
Accrued expenses and other current liabilities	108,673	13,354
Total current liabilities	145,673	44,234
Warrants liability	1,354	290
Deferred revenue, non-current	2,405	3,141
Other long-term liabilities	—	206
Total liabilities	149,432	47,871
Commitments and contingencies
Stockholders’ equity:
Common stock	32	31
Additional paid-in capital	1,369,619	1,307,324
Accumulated other comprehensive income (loss)	(504)	403
Accumulated deficit	(956,188)	(778,474)
Total stockholders’ equity	412,959	529,284
Total liabilities and stockholders’ equity	$562,391	$577,155

MATTERPORT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(177,714)	$(110,378)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,393	9,102
Accretion of discounts, net of amortization of investment premiums	(5,412)	(2,319)
Stock-based compensation, net of amounts capitalized	56,429	63,253
Change in fair value of warrants liability	1,064	(51)
Deferred income taxes	—	(185)
Allowance for doubtful accounts	265	49
Loss from excess inventory and purchase obligation	—	1,592
Other	276	(225)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(602)	2,146
Inventories	350	(5,787)
Prepaid expenses and other assets	1,684	4,252
Accounts payable	2,086	(169)
Deferred revenue	3,298	4,925
Accrued expenses and other liabilities	95,113	956
Net cash used in operating activities	(11,770)	(32,839)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(72)	(101)
Capitalized software and development costs	(4,490)	(5,248)
Purchase of investments	(127,448)	(251,603)
Maturities of investments	186,106	254,601
Business acquisitions, net of cash acquired	—	(1,676)
Net cash provided by (used in) investing activities	54,096	(4,027)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from the sales of shares through employee equity incentive plans	1,332	2,195
Payments for taxes related to net settlement of equity awards	—	(329)
Net cash provided by financing activities	1,332	1,866
Net change in cash and cash equivalents	43,658	(35,000)
Effect of exchange rate changes on cash	(276)	188
Cash and cash equivalents, at beginning of year	82,902	117,128
Cash and cash equivalents, at end of period	$126,284	$82,316

MATTERPORT, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per share amounts)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
GAAP net loss	$(141,586)	$(56,536)	$(177,714)	$(110,378)
Stock-based compensation related charges (1)	31,621	34,449	62,348	67,560
Acquisition-related costs (2)	6,916	—	7,923	—
Amortization expense of acquired intangible assets	443	443	886	886
Change in fair value of warrants liability (3)	1,184	171	1,064	(51)
Litigation expense	95,000	—	95,000	—
Non-GAAP net loss	$(6,422)	$(21,473)	$(10,493)	$(41,983)

GAAP net loss per share attributable to common stockholders, basic and diluted	$(0.45)	$(0.19)	$(0.56)	$(0.37)
Non-GAAP net loss per share attributable to common stockholders, basic and diluted	$(0.02)	$(0.07)	$(0.03)	$(0.14)

Weighted-average shares used to compute net loss per share, basic and diluted	316,801	298,096	314,905	295,599
(1) Consists primarily of non-cash share-based compensation expense related to our stock incentive plans, and the employer payroll taxes related to our stock options and restricted stock units.
(2) Consists of acquisition transaction costs incurred for the proposed transaction.
(3) Consists of the non-cash fair value measurement change for private warrants.